UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 1, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 1, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors continues its growth momentum in the domestic market registering 58% increase in May 2018

Key growth drivers: M&HCV (90%), I&LCV (73%), SCV Cargo & Pickups (47%) and Passenger Vehicles (61%)

Mumbai, June 1, 2018:

In May 2018, Tata Motors registered a strong growth of 58% at 54,295 units as against 34,461 units over last year due to the continued strong sales performance of its Commercial and Passenger Vehicles Businesses in the domestic market. The cumulative sales for the domestic market (April-May 2018) was at 107,806 units compared to 63,305 units over last year, a growth of 70%. In FY19, the Company has embarked on 'Turnaround 2.0', with 3 clear objectives viz. 'Win Decisively in CV', 'Win Sustainably in PV' and embed the turnaround culture in the organisation.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles (CV) domestic sales in May 2018 were at 36,806 units, an increase of 56% compared to 23,606 units in May 2017. Cumulative sales growth of CV in the domestic market for the fiscal (April-May 2018) were at 73,082 units, a growth of 84%, compared to 39,623 units, in the same period last year. Post the Supreme Court ruling on BSIII to BSIV transition, sales were affected in Q1 last year as there was a huge pre-buy and also a limited supply of BSIV vehicles. The growth in May 2018 was on the back of various macro-economic factors like investment in improved industrial activities, infrastructure development and robust demand in the private consumption-led sectors.

The M&HCV truck segment continued its strong growth momentum with 12,424 units, a growth of 90% over last year. This growth has been led by the government's focus on infrastructure development, road construction, building of irrigation facilities and housing projects across the country. Additionally, sectors like auto carriers, 3PL players, cement, steel and oil tankers are also driving growth. The SCR technology that was introduced in M&HCV trucks last year has gained customer confidence and continues to establish its TCO superiority.

The I&LCV truck segment reported a significant performance at 4,106 units, growth of 73%, over May 2017. This growth has been due to new product launches, E-Commerce and increased rural consumption. The recently launched Tata Ultra range of ILCV trucks is gaining significant acceptance and contributing to the volume growth.

The SCV Cargo and Pickup segment continued its growth momentum with sales of 15,567 units, up by 47%, over May 2017. With the growth in E-Commerce sector and the hub-spoke model continuously evolving, the small commercial vehicles are in demand for the last mile connectivity needs across the rural and urban markets. The newly launched Tata Ace Gold has been well received by the customers and is seeing a strong demand.

The commercial passenger carrier segment posted a growth of 14% with sales of 4,709 units in May 2018. The onset of the annual school season led the robust demand for school buses.

Domestic - Passenger Vehicles

With retails slowing down, May 2018, was a challenging month but Tata Motors' Passenger Vehicles (PV) domestic sales registered an impressive performance with 17,489 units, a growth of 61%, compared to 10,855 units in May 2017. The Tata cars recorded a growth of 18% at 11,516 units driven by continuous strong demand for Tiago and Tigor, while the UVs continued to record an exceptional performance of 463% growth at 5,973 units, due to the strong demand for the Nexon and Hexa.

The recently launched Nexon AMT has received an overwhelming response and is witnessing good traction in the market. Cumulative sales growth of PV in the domestic market for the fiscal (April-May 2018) were at 34,724 units, a growth of 47%, compared to 23,682 units, in the same period, last fiscal.

Exports

The company's sales from exports (from CV and PV) in May 2018 was at 3,699 units as against 3,900 units in May 2017.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.